Exhbit 99.1

TDH Holdings, Inc. Reports First Half 2022 Financial Results

QINGDAO, China, November 1, 2022 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that specializes in the development, manufacturing and sales of pet food products in China and beyond, and an operator of a restaurant in the U.S., announced today its financial results for the six months ended June 30, 2022.

First Half 2022 Unaudited Financial Highlights:

	For the Six Months Ended June 30
($ millions, except per share data)	2022	2021	% Change
Revenues	$1.45	$0.13	980.81%
Gross profit (loss)	$0.4	$(0.18)	-328.05%
Gross profit (loss) margin	27.54%	-138.46%	165.00 pp *
Operating loss	$(2.29)	$(1.17)	96.65%
Operating loss margin	-157.88%	-867.74%	709.86 pp *
Net loss attributable to common stockholders	$(0.9)	$(0.94)	-4.96%
Loss per share - basic and diluted	$(0.14)	$(0.37)	-62.16%

*	pp: percentage points

●	Revenues increased by 980.81% to $1.45 million for the first half of 2022. For the six months ended June 30, 2022, revenue from our restaurant business in the United States increased, however, pet food revenue continued to decrease in 2022 due to the following facts: (1) The purchasing cost of raw materials required for production has risen to a certain extent; (2) we accepted less orders trying to avoid unprofitable orders; and (3) we received decreased sales orders for pet food.

●	Gross profit was $ 0.4 million for the first half of 2022, compared to gross loss of $0.18 million for the same period of the prior year.

●	Operating loss was $2.29 million for the first half of 2022, compared to operating loss of $1.17 million for the same period of the prior year. The increase in operating loss was primarily due to the company’s payment of certain legal costs, an increase in consulting service fees and increased depreciation and amortization expenses related to our restaurant business in the U.S. during the six months ended June 30, 2022.

●	Net loss was $0.9 million, or loss per share of $0.14, for the first half of 2022, compared to net loss of $0.94 million, or loss per share of $0.37, for the same period of the prior year.

First Half 2022 Financial Results

Revenues

For the first half of 2022, total revenues increased by $1.32 million, or 980.81%, to $1.45 million from $0.13 million as compared with the same period of the prior year. For the six months ended June 30, 2022, revenue from food and beverage sales in our restaurant business in the United States increased, however, we only generated limited amount of revenue from pet food sales in 2022, which was mainly due to the following facts: (1) The purchasing cost of raw materials required for production has risen to a certain extent; (2) we accepted less orders trying to avoid unprofitable orders; and (3) we received decreased sales orders for pet food. Therefore, our sales increase for the six months ended June 30, 2022 compared to the same period in 2021 was primarily due to an increase in restaurant revenue, as discussed in detail below:

	For the Six Months Ended June 30,
	2022		2021		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Domestic	$14	0.96%	$115	85.82%	$(101)	-87.83%
E-commerce	1	0.07%	19	14.18%	18	-94.74%
Restaurant revenue	1,438	99.04%	-	-%	1,438	100.00%
less: sales tax and additional surcharge	1	0.07%	-	-%	1	100.00%
Total	$1,452	100.00%	$134	100.00%	$(1,318)	980.81%

Domestic sales for pet food decreased by $0.1 million, or 87.83%, to $0.01 million for the first half of 2022 from $0.12 million for the same period of the prior year. E-commerce sales for pet food decreased by $0.02 million, or 100%, to $0 million for the first half of 2022 from $0.02 million for the same period of the prior year. Sales from the restaurant revenue increased by $1.44 million, or 100%, to $1.44 million for the first half of 2022 from $0 million for the same period of the prior year.

Cost of revenues

Our cost of revenue mainly includes the cost of our raw materials, labor costs, factory overheads and the cost of food and beverages sold to customers in our restaurants. Our cost of revenues, increased by $0.74 million or 239.77%, to $1.05 million for the six months ended June 30, 2022 as compared to $0.31 million for the six months ended June 30, 2021. This increase in cost of revenues was in line with the 980.81% increase in our total net revenue for the six months ended June 30, 2022, driven by higher restaurant revenue. As a percentage of revenues, cost of revenues was 72.46% for the first half of 2022, compared to 230.51% for the same period of the prior year.

Gross profit (loss) and gross profit (loss) margin

Gross profit was $0.40 million for the first half of 2022, compared to gross loss of $0.18 million for the same period of the prior year. The increase in gross profit was due to higher profit from our restaurant business.

Operating expense

Operating expense consists of selling expense and general and administrative expense.

Selling expense increased by $0.01 million, or 16.81%, to $0.05 million for the first half of 2022 from $0.04 million for the same period of the prior year. The increase in our selling expense was in line with our increased revenue for the six months ended June 30, 2022. The increase in selling expense was mainly due to higher advertising fees we incurred during six months ended June 30, 2022.

General and administrative expense increased by $1.69 million, or 178.11%, to $2.64 million for the first half of 2022 from $0.95 million for the same period of the prior year. The main reason for the increase was mainly due to the company’s payment of certain legal costs, an increase in consulting service fees and increased depreciation and amortization expenses related to our restaurant business.

As a result, total operating expenses increased by $1.70 million, or 171.83%, to $2.69 million for the first half of 2022 from $0.99 million for the same period of the prior year.

Operating loss

Loss from operations was $2.29 million for the first half of 2022, compared to $1.17 million for the same period of the prior year. The continuous loss from operation was mainly due to increased operating expenses in 2022.

Other income, net

Total net other income increased by approximately $0.76 million or 341.62%, from $0.22 million in the six months ended June 30, 2021 to $0.98 million in the six months ended June 30, 2022, which is primarily attributable to an increase in investment income and a gain from a modification to an operating lease agreement. We invested our available cash on hand in equity securities of certain publicly listed companies through various open market transactions. Our investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with change in fair value recognized in earnings. During the first half of 2022, the investments generated a total of $1.08 million net returns as compared to $1.62 million for the same period of 2021. On the other hand, our additional expense of approximately $0.5 million was primarily interest expense on unpaid bank borrowings.

Net loss and loss per share

Net loss was $0.9 million, or loss per share of $0.14, for the first half of 2022, compared to net loss of $0.94 million, or loss per share of $0.37, for the same period of the prior year.

Financial Conditions

As of June 30, 2022, the Company had cash, cash equivalents and restricted cash of $13.63 million, compared to $19.51 million at December 31, 2021. Accounts receivable and inventories were $0.04 million and $0.01 million, respectively, as of June 30, 2022, compared to $0.04 million and $0.05 million, respectively, at December 31, 2021.

Net cash used in operating activities was $0.87 million for the first half of 2022, compared to $4.84 million for the same period of the prior year. Net cash used in investing activities was $6.06 million for the first half of 2022, compared to net cash provided by investing activities of $5.81 million for the same period of the prior year. Net cash used in financing activities was $0 million for the first half of 2022, as compared to net cash used in financing activities of $0.36 million for the same period of the prior year.

Recent development

On February 23, 2022, the Company received a notification letter from Nasdaq Listing Qualifications advising the Company that based upon the closing bid price for the Company’s common shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rule 5550(a)(2). The notification also stated that the Company would be provided 180 calendar days, or until August 22, 2022, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s common shares had to close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date.

On June 14, 2022, our Board approved to effect a reverse stock split of our common shares at the ratio of one-for-twenty with the market effective date of June 14, 2022. The objective of the reverse stock split was to enable our Company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq. As a result of the reverse stock split, each twenty common shares outstanding automatically combined and converted to one issued and outstanding common share without any action on the part of the shareholder. Subsequent to the reverse stock split, Nasdaq determined that for 10 consecutive business days, the closing bid price of the Company’s common shares was at $1.00 per share or greater. On June 29, 2022, Nasdaq notified the Company that it has regained compliance with Listing Rule 5550(a)(2) and closed the matter.

On July 26, 2022, we completed a private placement of securities, and entered into a securities purchase agreement with eight accredited investors pursuant to which we sold to the investors an aggregate 4,000,000 of our common shares, at a price of $1.50 per share and warrants at a price of $0.01 per warrant to purchase up to an aggregate 4,000,000 of our common shares, for gross proceeds of $6,040,000. The warrants have an exercise price of $2.44 per share, and a term of two years.  The warrants are immediately exercisable upon issuance and have a cashless exercise feature.

On July 26, 2022, we established a 100% controlled subsidiary Beijing Wenxin Co., Ltd. (“Beijing Wenxin”), a PRC limited liability company with registered capital of $2 million. A third-party, Kargo Services, Inc.(“Kargo”), a British Virgin Islands Company, helped us to complete the registration and incorporation of Beijing Wenxin, in exchange for certain consulting service fees. We plan to utilize Beijing Wenxin to seek for potential strategic business acquisition target in order to expand our business lines in the near future.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), is a developer, manufacturer and distributer of a variety of pet food products under multiple brands that are sold in China, Asia and Europe. The Company also runs restaurant business in the United States. More information about the Company can be found at www.tiandihui.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding, among others, its growth and business outlook, the Company’s ability to execute on its business plan, and its ability to resume its operations at the previous levels, its ability to successfully resolve various legal proceedings in which it is involved, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the pet food industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO

Email: zhangfeng@tdhpet.com

Phone: +86 183-1102-1983

Index to Unaudited Condensed Consolidated Interim Financial Statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,248,397	$18,027,322
Restricted cash	1,386,184	1,483,653
Short-term investments	11,562,777	4,428,446
Accounts receivable, net	36,504	39,512
Advances to suppliers, net	-	10,986
Inventories, net	16,650	51,423
Prepayments and other current assets, net	199,406	1,205,695
Total current assets	25,449,918	25,247,037
NON-CURRENT ASSETS:
Property, plant and equipment, net	1,402,025	1,543,430
Land use rights, net	641,834	653,125
Operating lease right-of-use assets	887,177	4,604,365
Total non-current assets	2,931,036	6,800,920
Total assets	$28,380,954	$32,047,957

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$2,885,191	$3,065,387
Accounts payable - related parties	118,158	127,688
Advances from customers	89,375	109,959
Bank overdrafts	79,851	79,851
Short-term loans	5,168,227	5,440,350
Short-term loans - related parties	541,630	555,096
Taxes payable	25,690	82,614
Due to related parties	334,289	307,509
Operating lease liabilities, current	208,857	268,403
Other current liabilities	4,067,838	3,793,141
Total current liabilities	13,519,106	13,829,998
NON-CURRENT LIABILITIES:
Deferred tax liabilities	1,076	1,132
Operating lease liabilities, non-current	790,266	4,846,760
Total liabilities	14,310,448	18,677,890
STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock ($0.02 par value; 50,000,000 shares authorized; 6,323,268 and 5,218,681 shares issued and outstanding at June 30, 2022, and December 31, 2021, respectively)*	126,465	104,374
Additional paid-in capital	42,129,567	42,151,658
Statutory reserves	160,014	160,014
Accumulated deficit	(29,865,627)	(28,969,627)
Accumulated other comprehensive loss	952,477	(460,702)
Noncontrolling interest	567,610	384,350
Total stockholders’ equity (deficit)	14,070,506	13,370,067
Total liabilities and stockholders’ equity (deficit)	$28,380,954	$32,047,957

*	Retrospectively restated to reflect the one-for-twenty reverse split dated on June 14,2022

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For The Six Months Ended June 30, 2022	For The Six Months Ended June 30, 2021

Net revenues	$1,451,655	$134,312
Cost of revenues	1,051,919	309,597
Gross loss	399,736	(175,285)
Operating expenses:
Selling expense	45,064	38,580
General and administrative expense	2,646,573	951,615
Total operating expenses	2,691,637	990,195
Loss from operations	(2,291,901)	(1,165,480)
Interest expense	(497,739)	(568,918)
Other income	13,067	40,648
Investment income	1,075,565	1,617,467
Other expenses	(15,580)	(24,053)
Loss from judicial auction of property, plant and equipment and land use rights in relation to litigations	-	(964,266)
Gain from forgiveness of interest payable	-	121,829
Gain from operating lease contract modification	408,198	-
Total other income	983,511	222,707
Loss before income tax expense	(1,308,390)	(942,773)
Income tax expense	-	-
Net loss	(1,308,390)	(942,773)
Less: Net loss attributable to noncontrolling interest	(412,390)	-
Net Loss attributable to TDH Holdings, Inc.	(896,000)	(942,773)
Comprehensive loss
Net loss	$(896,000)	$(942,773)
Other comprehensive income (loss)
Foreign currency translation adjustment	1,413,179	(70,452)
Total comprehensive loss	$517,179	$(1,013,225)
Less: Comprehensive loss attributable to noncontrolling interest	-	-
Comprehensive loss attributable to TDH Holdings, Inc.	$517,179	$(1,013,225)

Loss per common share attributable to TDH Holdings, Inc.	517,179	(1,013,225)
Basic	$(0.14)	$(0.37)
Diluted	$(0.14)	$(0.37)
Weighted average common shares outstanding*
Basic	6,252,212	2,529,114
Diluted	6,252,212	2,529,114

*	Retrospectively restated to reflect the one-for-twenty reverse split dated on June 14,2022

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Unaudited)

	For The Six Months Ended	For The Six Months Ended
	June 30, 2022	June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(896,000)	$(942,773)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	87,755	201,104
Fair value change of short-term investments	(1,075,565)	(1,617,467)
Loss on sale of property, plant and equipment	64,941	16,837
Loss on judicial auction of property, plant and equipment in relation to litigations	-	834,817
Loss on judicial auction of land use rights in relation to litigations	-	129,449
Gain on disposal of subsidiaries	-	(39,330)
Non-cash lease expense	-	21,625
Gain from forgiveness of interest payable	-	(121,829)
Gain from operating lease contract modification	(408,198)	-
Changes in operating assets and liabilities:	101,765	-
Accounts receivable, net	3,008	151,852
Inventories, net	34,774	100,962
Operating lease liabilities	(92,419)	271
Operating lease liabilities – related parties	-	8,015
Advances to suppliers, net	10,986	(14,232)
Prepayments and other current assets, net	1,006,289	155,102
Accounts payable	(201,315)	(20,606)
Interest payable	-	356,820
Interest payable – related parties	-	24,543
Taxes payable	(56,924)	1,293
Advances from customers	-	21,957
Advances from customer - related party	(20,584)	-
Deferred income tax liability - current	(56)	-
Other current liabilities	572,968	(4,105,300)

NET CASH USED IN OPERATING ACTIVITIES	$(868,576)	$(4,836,890)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments to acquire property, plant and equipment	-	(10,999)
Proceeds from sale of property, plant and equipment	-	16,495
Proceeds from auction of property, plant and equipment	-	4,434,580
Proceeds from auction of land use rights	-	687,760
Purchase of short-term investments	(22,078,834)	(2,281,766)
Proceeds from sale of short-term investments	16,020,068	2,967,756

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	$(6,058,766)	$5,813,826

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares	-	2,730,000
Repayments of short-term loans	-	(3,086,132)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	$-	$(356,132)

Effects on changes in foreign exchange rate	1,050,948	22,904
Net change in cash, cash equivalents, and restricted cash	(5,876,394)	643,708
Cash, cash equivalents, and restricted cash - beginning of the period	19,510,975	6,749,064
Cash, cash equivalents, and restricted cash - end of the period	$13,634,581	$7,392,772

Supplemental cash flow information
Interest paid	$-	$203,550

Non-cash investing and financing activities
Liabilities assumed in connection with purchase of property, plant and equipment	$-	$-
Liabilities assumed in connection with purchase of short – term investments	$-	$-
Notes payable reclassified to short-term loans	$-	$-
Liabilities settled with sale of property, plant and equipment	$-	$53,193
Cashless exercise of warrants	21,887	-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$12,248,397	$5,975,713
Restricted cash	$1,386,184	$1,417,059
Total cash, cash equivalents, and restricted cash	$13,634,581	$7,392,772